SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5 )(1)

                            GP Strategies Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36225V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.
                            Caxton Associates, L.L.C.
                         731 Alexander Road, Building 2
                               Princeton, NJ 08540
                                 (609) 919-7518

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 21, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f), or 13d-1 (g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
            13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

----------

      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36225V104               SCHEDULE 1 3D               Page 2 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,142,710
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,142,710
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,142,710
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104               SCHEDULE 13D                Page 3 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth (BVI) Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            50,953
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        50,953
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      50,953
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104               SCHEDULE 13D                Page 4 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Equity Growth LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            16,437
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        16,437
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,437
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104               SCHEDULE 13D                Page 5 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,210,100
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,210,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 36225V104               SCHEDULE 13D                Page 6 of 12 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton Associates, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,210,100
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,210,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,100
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment 5 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of GP Strategies Corporation (the "Company"), 9 West 57th Street, New York, NY 10019.

Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs at the end thereof:

      "A net aggregate of $829,293.99 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International Limited acquired and sold shares (of Common Stock) since December 30, 2000. The purchase price for such acquired shares was paid out of Caxton International Limited's working capital.

      "A net aggregate of $141,995.96 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton Equity Growth LLC acquired and sold shares (of Common Stock) since December 30, 2000. The purchase price for any such acquired shares was paid out of Caxton Equity Growth LLC's working capital.

      "A net aggregate of $396,113.71 (excluding commissions, if any) was received in a series of transactions pursuant to which Caxton Equity Growth
(BVI) Ltd. acquired and sold Shares (of Common Stock) since December 30, 2000. The purchase price for any such acquired shares was paid out of Caxton Equity Growth (BVI) Ltd.'s working capital.

Item 4: Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby amended and replaced by the following:

            "The persons filing this Report are concerned about recent actions taken by the Company and (a) continue to believe that the Common Stock is under-valued, (b) are concerned about management's failure to disclose their plans on monetizing, or transfering to shareholders their holding in Millenium Cell (MCEL), (c) believe it is necessary that management take further steps to improve the quality of the Board of Directors (including changing the Chairman) and (d) believe changes must be made to the Company's senior management team. We also believe that the company should consider additional steps to enhance shareholder value including: (i) the sale of the Company in its entirety, (ii) the distribution of shares in certain operating subsidiaries including E-Learning and Hydromed, (iii) the distribution of all shares held in publicly traded companies that have not been sold for the specific purpose of paying down debt, (iv) that all outstanding loans to members of management should be paid off in full, or any stock secured by such loans should be forfeited in return for eliminating the debt, and (v) that the Class B Supervoting stock should be abolished as a class, as it is only available to select members of management, and, we believe, acts as a continued detriment to attracting either new investors, or potential buyers for the entire Company. The persons filing this Report are also examining all of their options with respect to the possibility of taking actions, which they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through
      (j) of Item 4 of Schedule 13D.

            "Each of the persons filing this Report also reserves the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by it, in each case in open market or privately negotiated transactions or otherwise."

Item 5: Interest in Securities of the Issuer.

      Subparagraph (a) of Item 5 of the Schedule 13D is hereby amended and replaced by the following:

      (i) Caxton International Limited beneficially owns 1,142,710 shares of Common Stock (the "Shares"), representing approximately 9.4% of the total shares of Common Stock issued and outstanding. This percentage reflects the net acquisition of the additional Shares being reported hereunder.

      (ii) Caxton Equity Growth (BVI) Ltd. beneficially owns 50,953 shares of Common Stock (the "Shares"), representing approximately .4% of the total shares of Common Stock issued and outstanding. This percentage reflects the net sale of the Shares being reported hereunder.

      (iii) Caxton Equity Growth LLC beneficially owns 16,437 shares of Common Stock (the "Shares"), representing approximately .1% of the total shares of Common Stock issued and outstanding. This percentage reflects the net sale of the Shares being reported hereunder.

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end thereof:

      (c) Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between December 30, 2000 and June 21, 2001. See Schedule A for disclosure of (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International Limited, Caxton Equity Growth (BVI) Ltd. and Caxton Equity Growth LLC since April 22, 2001.

            After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


June 21, 2001                    CAXTON INTERNATIONAL LIMITED

                                 By:  /s/ Joseph Kelly
                                    --------------------------------------------
                                    Name: Joseph Kelly
                                    Title: Vice President and Treasurer

                                 By:  /s/ Maxwell Quin
                                    --------------------------------------------
                                    Name: Maxwell Quin
                                    Title: Vice President and Secretary


                                 CAXTON EQUITY GROWTH LLC

                                 By:   /s/ Scott B. Bernstein
                                    --------------------------------------------
                                    Name:  Scott B. Bernstein
                                    Title: Secretary, Caxton Associates, L.L.C.,
                                           Manager


                                 CAXTON EQUITY GROWTH (BVI) LTD.

                                 By:  /s/ Joseph Kelly
                                    --------------------------------------------
                                    Name: Joseph Kelly
                                    Title: Vice President

                                 By:   /s/ Maxwell Quin
                                    --------------------------------------------
                                    Name:  Maxwell Quin
                                    Title: Secretary


                                 CAXTON ASSOCIATES, L.L.C.


                                 By:   /s/ Scott B. Bernstein
                                    --------------------------------------------
                                    Name:  Scott B. Bernstein
                                    Title: Secretary

                                       /s/ Scott B. Bernstein
                                    --------------------------------------------
                                    Bruce S. Kovner, by Scott B. Bernstein, as
                                    Attorney-in-Fact

                                                                      SCHEDULE A

Caxton International Limited
                              No of Shares        Price Per Share
       Trade Date               (Sold)         (Excluding Commission)

         30-Apr                 (4,000)                3.7300
          1-Jun                 (6,100)                4.5500

Caxton Equity Growth LLC

                              No of Shares        Price Per Share
       Trade Date              Purchased       (Excluding Commission)

          1-Jun                  1,200                 4.5500

Caxton Equity Growth (BVI) Ltd.

                              No of Shares        Price Per Share
       Trade Date              Purchased       (Excluding Commission)

          1-Jun                  4,900                 4.5500

                                  Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).